Exhibit 99.4

VIRTUAL AGM USER GUIDE Getting Started This year’s annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer. By participating online, you will be able to view a live audio webcast of the meeting, ask questions during the meeting and submit your votes in real time, provided that you are connected to the internet. As usual, you may also provide voting instructions before the meeting by completing the proxy or voting information form that has been provided to you. Please refer to the “Information about voting” section in the circular for further details. In order to participate online: Before the meeting: 1. Check that your browser for whichever device you are using is compatible. Visit web.lumiagm.com/296381790 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox. PLEASE DO NOT USE INTERNET EXPLORER. 2. All shareholders MUST register any 3rd party appointments at www.computershare.com/TELUSagm. Failure to do so will result in the appointee not receiving login credentials. Gather the information you need to access the online meeting: Meeting ID: 296-381-790 Important Notice for Non-Registered Holders: Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may virtually attend as guests, but will not be able to vote or ask questions during the meeting. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the circular, in order to appoint and register yourself as proxy. If you are a non-registered shareholder located in the United States, you also need to obtain a valid legal proxy from your intermediary. Please see the “Information about voting” section in the circular for details. Password: TELUS2020 (case sensitive) To log in, you must have the following information: Registered Holders Click “Shareholder” and enter the 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your username. Appointed Proxy Click “Shareholder” and enter the username provided by Computershare via email, provided your appointment has been registered. Guests You can also attend as a guest by clicking “Guest” and completing the online form. Guests can listen to the meeting, but cannot vote or ask questions. You will be able to log into the site from 7:30AM PT on May 7, 2020. 01KV9E

NAVIGATION TO VOTE When the Chair declares the ballot open: When successfully authenticated, the info screen will be >> A voting icon will appear on your device and the resolution displayed. You can view company information, ask questions and watch the webcast. If you would like to watch the live audio webcast press the broadcast icon. If viewing on a computer, the webcast will appear at the side automatically once the meeting has started. will be displayed. >> To vote, tap one of the voting options. Your response will be highlighted. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote will not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again. QUESTIONS Only registered shareholders or appointed proxyholders may ask questions during the meeting. Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button. Confirmation that your message has been received will appear. Questions sent via the LUMI AGM online platform will be moderated before being sent to the Chair. If you would like to ask a question, select the messaging icon 01KVAB For - Vote received